Registration Statement No. 333-217200

Filed Pursuant to Rule 433

Pricing Term Sheet

Dated March 5, 2020

Bank of Montreal

US$1,500,000,000

Senior Medium-Term Notes, Series E

consisting of

US$1,500,000,000 Floating Rate Notes due 2023

Issuer:	Bank of Montreal (the “Bank”)

Title of Securities:	Floating Rate Notes due 2023 (the “Notes”)

Expected Ratings*:	A2 / A- / AA- (Moody’s / S&P / Fitch)

Aggregate Principal Amount Offered:	US$1,500,000,000

Maturity Date:	March 10, 2023 (the “Maturity Date”)

Price to Public:	100.000%, plus accrued interest, if any, from March 10, 2020

Underwriting Commission:	0.200% per Note

Net Proceeds to the Bank after Underwriting Commission and Before Expenses:	US$1,497,000,000

Interest Rate:	The interest rate on the Notes for each interest period will be equal to the Base Rate plus the Margin (the “Interest Rate”).

Base Rate:	A compounded average of daily SOFR determined by reference to the SOFR Index (as defined in the preliminary pricing supplement to which this offering of Notes relates (the “Preliminary Pricing Supplement”)) for each quarterly interest period in accordance with the specific formula described under “Specific Terms of the Notes—Interest—Compounded SOFR” in the Preliminary Pricing Supplement (the “Base Rate”)

Margin:	+68 basis points (the “Margin”)

Interest Payment Dates:	March 10, June 10, September 10 and December 10 of each year, beginning on June 10, 2020 (each, an “Interest Payment Date”).

Regular Record Dates:	Close of business on the day immediately preceding each Interest Payment Date (or, if the Notes are held in definitive form, the 15th calendar day preceding each Interest Payment Date, whether or not a business day).

Interest Period:	The period commencing on any Interest Payment Date (or, with respect to the initial interest period only, commencing on March 10, 2020) to, but excluding, the next succeeding Interest Payment Date, and in the case of the last such period, from and including the Interest Payment Date immediately preceding the Maturity Date to but not including such Maturity Date (the “interest period”).

Interest Payment Determination Dates:	The date two U.S. Government Securities Business Days before each Interest Payment Date.

U.S. Government Securities Business Day:	Any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities (each, a “U.S. Government Securities Business Day”)

Day Count:	Actual/360

Day Count Convention:	If any Interest Payment Date falls on a day that is not a business day for the Notes, the Bank will postpone the making of such interest payment to the next succeeding business day (and interest thereon will continue to accrue to but excluding such succeeding business day) unless the next succeeding business day is in the next succeeding calendar month, in which case such Interest Payment Date shall be the immediately preceding business day and interest shall accrue to but excluding such preceding business day. If the Maturity Date or a redemption date for the Notes would fall on a day that is not a business day, the payment of interest and principal will be made on the next succeeding business day, but no additional interest shall accrue and be paid unless the Bank fails to make payment on such next succeeding business day.

Calculation Agent:

BMO Capital Markets Corp.

As further described under “Specific Terms of the Notes—Interest—Compounded SOFR” in the Preliminary Pricing Supplement, the calculation agent will calculate the amount of accrued interest payable on the Notes for each interest period by multiplying (i) the outstanding principal amount of the Notes by (ii) the product of (a) the Interest Rate for the relevant interest period multiplied by (b) the quotient of the actual number of calendar days in such Observation Period (as defined in the Preliminary Pricing Supplement) divided by 360.

Trade Date:	March 5, 2020

Settlement Date:	March 10, 2020; T+3

Redemption Provisions:	The Notes may be redeemed upon the occurrence of certain events pertaining to Canadian taxation.

Canadian Bail-in Powers Acknowledgement:	Yes. The Notes are subject to bail-in conversion under the Canadian bail-in regime.

CUSIP:	06367WYH0

Denominations:	US$2,000 and multiples of US$1,000 in excess thereof.

Joint Book-Running Managers:	BMO Capital Markets Corp. Deutsche Bank Securities Inc.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Notes are bail-inable debt securities (as defined in the prospectus) and subject to conversion in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (Canada) (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes.

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes more than two business days prior to the settlement date will be required, by virtue of the fact that the Notes initially will settle in three business days (T+3), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Certain of the underwriters may not be U.S. registered broker-dealers and accordingly will not effect any sales within the United States except in compliance with applicable U.S. laws and regulations, including the rules of the Financial Industry Regulatory Authority, Inc.

The Bank has filed a registration statement (File No. 333-217200) (including a pricing supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Bank, any underwriter or any dealer participating in the offering will arrange to send you the pricing supplement, the prospectus supplement and the prospectus if you request them by calling BMO Capital Markets Corp. toll-free at 1-866-864-7760 and Deutsche Bank Securities Inc. toll-free at 1-800-503-4611.

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